FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2015 Second Quarter

(April 1, 2014 through September 30, 2014)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2015 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

November 5, 2014

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL	: http://www.toyota.co.jp
Representative	: Akio Toyoda, President
Contact person	: Hiroshi Nishida, Project General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: November 13, 2014
Payment date of cash dividends	: November 27, 2014
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2015 First Half (April 1, 2014 through September 30, 2014)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2015 first half	12,945,597	3.3	1,351,946	7.7	1,509,174	12.3	1,126,836	12.6
FY2014 first half	12,537,485	14.9	1,255,475	81.0	1,343,525	69.1	1,000,623	82.5

(Note) Comprehensive income: FY2015 first half 1,549,136 million yen (5.6%), FY2014 first half 1,467,422 million yen (351.2%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2015 first half	356.08	355.91
FY2014 first half	315.80	315.58

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2015 second quarter	43,784,073	16,236,532	15,469,555	35.3
FY2014	41,437,473	15,218,987	14,469,148	34.9

2.	Cash Dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2014	—	65.00	—	100.00	165.00
FY2015	—	75.00
FY2015 (forecast)			—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2015 (April 1, 2014 through March 31, 2015)

	(% of change from FY2014)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	26,500,000	3.1	2,500,000	9.1	2,700,000	10.6	2,000,000	9.7	630.37

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2015 second quarter 3,417,997,492 shares, FY2014 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2015 second quarter 245,245,745 shares,
FY2014 278,231,473 shares

(iii)	Average number of shares issued and outstanding in each period: FY2015 first half 3,164,550,674 shares,
FY2014 first half 3,168,553,901 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2015 First Half

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 9 thousand units, or 0.2%, to 4,477 thousand units in FY2015 first half (the six months ended September 30, 2014) compared with FY2014 first half (the six months ended September 30, 2013). Vehicle unit sales in Japan decreased by 71 thousand units, or 6.4%, to 1,030 thousand units in FY2015 first half compared with FY2014 first half. Meanwhile, overseas vehicle unit sales increased by 80 thousand units, or 2.4%, to 3,447 thousand units in FY2015 first half compared with FY2014 first half.

As for the results of operations, net revenues increased by 408.1 billion yen, or 3.3%, to 12,945.5 billion yen in FY2015 first half compared with FY2014 first half, and operating income increased by 96.4 billion yen, or 7.7%, to 1,351.9 billion yen in FY2015 first half compared with FY2014 first half. The factors contributing to an increase in operating income were cost reduction efforts of 120.0 billion yen, the effects of changes in exchange rates of 70.0 billion yen, and other factors of 56.4 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 130.0 billion yen and the effects of marketing activities of 20.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 165.6 billion yen, or 12.3%, to 1,509.1 billion yen in FY2015 first half compared with FY2014 first half. Net income attributable to Toyota Motor Corporation increased by 126.2 billion yen, or 12.6%, to 1,126.8 billion yen in FY2015 first half compared with FY2014 first half.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 313.9 billion yen, or 2.7%, to 11,947.2 billion yen in FY2015 first half compared with FY2014 first half, and operating income increased by 32.2 billion yen, or 2.9%, to 1,140.2 billion yen in FY2015 first half compared with FY2014 first half. The increase in operating income was mainly due to cost reduction efforts and the effects of changes in exchange rates.

(ii) Financial services:

Net revenues for the financial services operations increased by 89.7 billion yen, or 13.0%, to 777.3 billion yen in FY2015 first half compared with FY2014 first half, and operating income increased by 51.2 billion yen, or 38.4%, to 184.5 billion yen in FY2015 first half compared with FY2014 first half. The increase in operating income was mainly due to the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 47.1 billion yen, or 9.3%, to 555.2 billion yen in FY2015 first half compared with FY2014 first half, and operating income increased by 8.0 billion yen, or 39.8%, to 28.4 billion yen in FY2015 first half compared with FY2014 first half.

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan decreased by 92.9 billion yen, or 1.3%, to 6,850.8 billion yen in FY2015 first half compared with FY2014 first half, and operating income decreased by 111.2 billion yen, or 13.4%, to 718.7 billion yen in FY2015 first half compared with FY2014 first half. The decrease in operating income was mainly due to the increase in expenses and others, and decreases in both production volume and vehicle unit sales.

(ii) North America:

Net revenues in North America increased by 431.7 billion yen, or 10.6%, to 4,499.7 billion yen in FY2015 first half compared with FY2014 first half, and operating income increased by 150.3 billion yen, or 92.6%, to 312.6 billion yen in FY2015 first half compared with FY2014 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and the recording of valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) Europe:

Net revenues in Europe increased by 62.8 billion yen, or 4.8%, to 1,365.8 billion yen in FY2015 first half compared with FY2014 first half, and operating income increased by 7.7 billion yen, or 30.7%, to 33.2 billion yen in FY2015 first half compared with FY2014 first half.

(iv) Asia:

Net revenues in Asia decreased by 17.2 billion yen, or 0.7%, to 2,382.6 billion yen in FY2015 first half compared with FY2014 first half. However, operating income increased by 17.2 billion yen, or 8.8%, to 212.9 billion yen in FY2015 first half compared with FY2014 first half. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions increased by 13.8 billion yen, or 1.2%, to 1,206.0 billion yen in FY2015 first half compared with FY2014 first half, and operating income increased by 1.8 billion yen, or 2.4%, to 77.9 billion yen in FY2015 first half compared with FY2014 first half.

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2015

Reflecting the current trend of foreign currency exchange rates and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2015 (April 1, 2014 through March 31, 2015) is set forth below. This forecast assumes average exchange rates through the fiscal year of 104 yen per US$1 and 137 yen per 1 euro.

Forecast of consolidated results for FY2015

Net revenues	26,500.0 billion yen	(an increase of 3.1% compared with FY2014)
Operating income	2,500.0 billion yen	(an increase of 9.1% compared with FY2014)
Income before income taxes and equity in earnings of affiliated companies	2,700.0 billion yen	(an increase of 10.6% compared with FY2014)
Net income attributable to Toyota Motor Corporation	2,000.0 billion yen	(an increase of 9.7% compared with FY2014)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In July 2013, the Financial Accounting Standards Board issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2014 first half (April 1, 2013 through September 30, 2013)	FY2015 first half (April 1, 2014 through September 30, 2014)	Increase (Decrease)
Automotive	Japan	2,142,878	2,047,052	(95,826)
	North America	890,130	970,668	80,538
	Europe	239,457	252,111	12,654
	Asia	935,673	928,834	(6,839)
	Other	247,371	249,535	2,164

	Total	4,455,509	4,448,200	(7,309)

Other	Housing	2,841	2,288	(553)

Business segment		FY2014 second quarter (July 1, 2013 through September 30, 2013)	FY2015 second quarter (July 1, 2014 through September 30, 2014)	Increase (Decrease)
Automotive	Japan	1,083,451	1,031,055	(52,396)
	North America	405,711	467,151	61,440
	Europe	131,061	125,024	(6,037)
	Asia	462,254	454,968	(7,286)
	Other	118,860	131,266	12,406

	Total	2,201,337	2,209,464	8,127

Other	Housing	1,652	1,248	(404)

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2014 first half (April 1, 2013 through September 30, 2013)	FY2015 first half (April 1, 2014 through September 30, 2014)	Increase (Decrease)
Automotive	Japan	1,101,206	1,030,229	(70,977)
	North America	1,298,044	1,395,105	97,061
	Europe	406,934	414,217	7,283
	Asia	779,586	754,818	(24,768)
	Other	881,991	882,153	162

	Total	4,467,761	4,476,522	8,761

Other	Housing	2,665	2,183	(482)

Business segment		FY2014 second quarter (July 1, 2013 through September 30, 2013)	FY2015 second quarter (July 1, 2014 through September 30, 2014)	Increase (Decrease)
Automotive	Japan	575,429	524,402	(51,027)
	North America	609,388	684,696	75,308
	Europe	214,423	206,736	(7,687)
	Asia	384,720	369,442	(15,278)
	Other	451,942	449,961	(1,981)

	Total	2,235,902	2,235,237	(665)

Other	Housing	1,677	1,285	(392)

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 second quarter (September 30, 2014)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,041,170	2,309,322	268,152
Time deposits	180,207	138,572	(41,635)
Marketable securities	2,046,877	2,143,561	96,684
Trade accounts and notes receivable, less allowance for doubtful accounts	2,036,232	1,918,624	(117,608)
Finance receivables, net	5,628,934	5,837,413	208,479
Other receivables	351,182	380,029	28,847
Inventories	1,894,704	2,062,906	168,202
Deferred income taxes	866,386	842,334	(24,052)
Prepaid expenses and other current assets	672,014	625,475	(46,539)

Total current assets	15,717,706	16,258,236	540,530

Noncurrent finance receivables, net	8,102,294	8,741,428	639,134
Investments and other assets:
Marketable securities and other securities investments	6,765,043	7,206,755	441,712
Affiliated companies	2,429,778	2,462,146	32,368
Employees receivables	44,966	44,600	(366)
Other	736,388	759,921	23,533

Total investments and other assets	9,976,175	10,473,422	497,247

Property, plant and equipment:
Land	1,314,040	1,328,512	14,472
Buildings	4,073,335	4,170,463	97,128
Machinery and equipment	10,381,285	10,571,394	190,109
Vehicles and equipment on operating leases	3,709,560	4,400,150	690,590
Construction in progress	286,571	390,247	103,676

Total property, plant and equipment, at cost	19,764,791	20,860,766	1,095,975

Less – Accumulated depreciation	(12,123,493)	(12,549,779)	(426,286)

Total property, plant and equipment, net	7,641,298	8,310,987	669,689

Total assets	41,437,473	43,784,073	2,346,600

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2014 (March 31, 2014)	FY2015 second quarter (September 30, 2014)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,830,820	4,964,254	133,434
Current portion of long-term debt	2,949,663	3,681,042	731,379
Accounts payable	2,213,218	2,233,578	20,360
Other payables	845,426	740,314	(105,112)
Accrued expenses	2,313,160	2,322,003	8,843
Income taxes payable	594,829	334,413	(260,416)
Other current liabilities	933,569	1,026,711	93,142

Total current liabilities	14,680,685	15,302,315	621,630

Long-term liabilities:
Long-term debt	8,546,910	8,998,871	451,961
Accrued pension and severance costs	767,618	804,846	37,228
Deferred income taxes	1,811,846	1,985,048	173,202
Other long-term liabilities	411,427	456,461	45,034

Total long-term liabilities	11,537,801	12,245,226	707,425

Total liabilities	26,218,486	27,547,541	1,329,055

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2014 and September 30, 2014 issued: 3,447,997,492 shares at March 31, 2014 and 3,417,997,492 shares at September 30, 2014	397,050	397,050	—
Additional paid-in capital	551,308	548,154	(3,154)
Retained earnings	14,116,295	14,681,771	565,476
Accumulated other comprehensive income (loss)	528,161	886,513	358,352
Treasury stock, at cost, 278,231,473 shares at March 31, 2014 and 245,245,745 shares at September 30, 2014	(1,123,666)	(1,043,933)	79,733

Total Toyota Motor Corporation shareholders’ equity	14,469,148	15,469,555	1,000,407

Noncontrolling interests	749,839	766,977	17,138

Total shareholders’ equity	15,218,987	16,236,532	1,017,545

Commitments and contingencies

Total liabilities and shareholders’ equity	41,437,473	43,784,073	2,346,600

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Consolidated Statements of Income

	(Yen in millions)
	FY2014 first half (Six months ended September 30, 2013)	FY2015 first half (Six months ended September 30, 2014)	Increase (Decrease)
Net revenues:
Sales of products	11,872,003	12,187,394	315,391
Financing operations	665,482	758,203	92,721

Total net revenues	12,537,485	12,945,597	408,112

Costs and expenses:
Cost of products sold	9,706,426	9,925,576	219,150
Cost of financing operations	416,158	421,969	5,811
Selling, general and administrative	1,159,426	1,246,106	86,680

Total costs and expenses	11,282,010	11,593,651	311,641

Operating income	1,255,475	1,351,946	96,471

Other income (expense):
Interest and dividend income	58,130	73,043	14,913
Interest expense	(9,738)	(9,469)	269
Foreign exchange gain, net	16,724	64,161	47,437
Other income, net	22,934	29,493	6,559

Total other income (expense)	88,050	157,228	69,178

Income before income taxes and equity in earnings of affiliated companies	1,343,525	1,509,174	165,649

Provision for income taxes	437,180	493,591	56,411
Equity in earnings of affiliated companies	158,791	165,896	7,105

Net income	1,065,136	1,181,479	116,343

Less – Net income attributable to noncontrolling interests	(64,513)	(54,643)	9,870

Net income attributable to Toyota Motor Corporation	1,000,623	1,126,836	126,213

	(Yen)
Net income attributable to Toyota Motor Corporation per share
Basic	315.80	356.08	40.28
Diluted	315.58	355.91	40.33

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2014 first half (Six months ended September 30, 2013)	FY2015 first half (Six months ended September 30, 2014)	Increase (Decrease)
Net income	1,065,136	1,181,479	116,343
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	94,631	142,827	48,196
Unrealized gains (losses) on securities	305,566	223,968	(81,598)
Pension liability adjustments	2,089	862	(1,227)

Total other comprehensive income (loss)	402,286	367,657	(34,629)

Comprehensive income	1,467,422	1,549,136	81,714

Less – Comprehensive income attributable to noncontrolling interests	(62,027)	(63,948)	(1,921)

Comprehensive income attributable to Toyota Motor Corporation	1,405,395	1,485,188	79,793

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Second quarter for the three months ended September 30

Consolidated Statements of Income
	(Yen in millions)
	FY2014 second quarter (Three months ended September 30, 2013)	FY2015 second quarter (Three months ended September 30, 2014)	Increase (Decrease)
Net revenues:
Sales of products	5,945,468	6,163,804	218,336
Financing operations	336,698	391,105	54,407

Total net revenues	6,282,166	6,554,909	272,743

Costs and expenses:
Cost of products sold	4,903,970	5,029,490	125,520
Cost of financing operations	196,361	222,880	26,519
Selling, general and administrative	589,743	643,321	53,578

Total costs and expenses	5,690,074	5,895,691	205,617

Operating income	592,092	659,218	67,126

Other income (expense):
Interest and dividend income	19,967	26,560	6,593
Interest expense	(5,154)	(5,555)	(401)
Foreign exchange gain, net	7,247	51,176	43,929
Other income, net	5,210	5,949	739

Total other income (expense)	27,270	78,130	50,860

Income before income taxes and equity in earnings of affiliated companies	619,362	737,348	117,986

Provision for income taxes	227,050	233,618	6,568
Equity in earnings of affiliated companies	68,853	60,567	(8,286)

Net income	461,165	564,297	103,132

Less – Net income attributable to noncontrolling interests	(22,736)	(25,235)	(2,499)

Net income attributable to Toyota Motor Corporation	438,429	539,062	100,633

	(Yen)
Net income attributable to Toyota Motor Corporation per share
Basic	138.35	170.62	32.27
Diluted	138.26	170.54	32.28

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2014 second quarter (Three months ended September 30, 2013)	FY2015 second quarter (Three months ended September 30, 2014)	Increase (Decrease)
Net income	461,165	564,297	103,132
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(23,230)	228,337	251,567
Unrealized gains (losses) on securities	44,645	171,473	126,828
Pension liability adjustments	(690)	411	1,101

Total other comprehensive income (loss)	20,725	400,221	379,496

Comprehensive income	481,890	964,518	482,628

Less – Comprehensive income attributable to noncontrolling interests	(11,354)	(40,713)	(29,359)

Comprehensive income attributable to Toyota Motor Corporation	470,536	923,805	453,269

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2014 first half (Six months ended September 30, 2013)	FY2015 first half (Six months ended September 30, 2014)
Cash flows from operating activities:
Net income	1,065,136	1,181,479
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	595,181	648,233
Provision for doubtful accounts and credit losses	17,106	30,169
Pension and severance costs, less payments	10,882	10,896
Losses on disposal of fixed assets	12,882	10,674
Unrealized losses on available-for-sale securities, net	3,948	2,479
Deferred income taxes	5,143	57,747
Equity in earnings of affiliated companies	(158,791)	(165,896)
Changes in operating assets and liabilities, and other	415,601	(124,475)

Net cash provided by operating activities	1,967,088	1,651,306

Cash flows from investing activities:
Additions to finance receivables	(6,115,913)	(6,457,063)
Collection of and proceeds from sales of finance receivables	5,496,979	6,022,356
Additions to fixed assets excluding equipment leased to others	(454,550)	(477,570)
Additions to equipment leased to others	(852,371)	(1,080,047)
Proceeds from sales of fixed assets excluding equipment leased to others	16,054	22,121
Proceeds from sales of equipment leased to others	394,953	366,939
Purchases of marketable securities and security investments	(2,733,407)	(1,343,269)
Proceeds from sales of and maturity of marketable securities and security investments	1,727,726	1,262,020
Changes in investments and other assets, and other	(26,463)	76,305

Net cash used in investing activities	(2,546,992)	(1,608,208)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,993,201	2,080,226
Payments of long-term debt	(1,617,468)	(1,283,305)
Increase (decrease) in short-term borrowings	426,881	(82,249)
Dividends paid to Toyota Motor Corporation shareholders	(190,046)	(316,977)
Dividends paid to noncontrolling interests	(44,379)	(50,483)
Reissuance (repurchase) of treasury stock	6,319	(167,955)

Net cash provided by financing activities	574,508	179,257

Effect of exchange rate changes on cash and cash equivalents	30,402	45,797

Net increase in cash and cash equivalents	25,006	268,152

Cash and cash equivalents at beginning of period	1,718,297	2,041,170

Cash and cash equivalents at end of period	1,743,303	2,309,322

Note:	In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

          None

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Segment Information

(i) Segment operating results

FY2014 first half (Six months ended September 30, 2013)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	11,612,379	665,482	259,624	—	12,537,485
Inter-segment sales and transfers	20,890	22,161	248,439	(291,490)	—

Total	11,633,269	687,643	508,063	(291,490)	12,537,485

Operating expenses	10,525,221	554,345	487,749	(285,305)	11,282,010

Operating income	1,108,048	133,298	20,314	(6,185)	1,255,475

FY2015 first half (Six months ended September 30, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	11,919,067	758,203	268,327	—	12,945,597
Inter-segment sales and transfers	28,199	19,171	286,904	(334,274)	—

Total	11,947,266	777,374	555,231	(334,274)	12,945,597

Operating expenses	10,806,994	592,859	526,823	(333,025)	11,593,651

Operating income	1,140,272	184,515	28,408	(1,249)	1,351,946

FY2014 second quarter (Three months ended September 30, 2013)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,805,330	336,698	140,138	—	6,282,166
Inter-segment sales and transfers	9,934	11,069	133,454	(154,457)	—

Total	5,815,264	347,767	273,592	(154,457)	6,282,166

Operating expenses	5,315,712	265,738	260,412	(151,788)	5,690,074

Operating income	499,552	82,029	13,180	(2,669)	592,092

FY2015 second quarter (Three months ended September 30, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,018,997	391,105	144,807	—	6,554,909
Inter-segment sales and transfers	13,602	8,841	152,108	(174,551)	—

Total	6,032,599	399,946	296,915	(174,551)	6,554,909

Operating expenses	5,479,079	313,644	279,306	(176,338)	5,895,691

Operating income	553,520	86,302	17,609	1,787	659,218

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2014 first half (Six months ended September 30, 2013)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,005,694	3,986,493	1,249,724	2,199,653	1,095,921	—	12,537,485
Inter-segment sales and transfers	2,938,098	81,459	53,318	200,242	96,286	(3,369,403)	—

Total	6,943,792	4,067,952	1,303,042	2,399,895	1,192,207	(3,369,403)	12,537,485

Operating expenses	6,113,765	3,905,652	1,277,631	2,204,253	1,116,061	(3,335,352)	11,282,010

Operating income	830,027	162,300	25,411	195,642	76,146	(34,051)	1,255,475

FY2015 first half (Six months ended September 30, 2014)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	3,969,582	4,377,124	1,300,200	2,185,524	1,113,167	—	12,945,597
Inter-segment sales and transfers	2,881,231	122,627	65,674	197,093	92,863	(3,359,488)	—

Total	6,850,813	4,499,751	1,365,874	2,382,617	1,206,030	(3,359,488)	12,945,597

Operating expenses	6,132,046	4,187,084	1,332,670	2,169,697	1,128,074	(3,355,920)	11,593,651

Operating income	718,767	312,667	33,204	212,920	77,956	(3,568)	1,351,946

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.
FY2014 second quarter (Three months ended September 30, 2013)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,066,627	1,924,217	681,446	1,076,636	533,240	—	6,282,166
Inter-segment sales and transfers	1,420,949	38,602	25,598	105,192	49,949	(1,640,290)	—

Total	3,487,576	1,962,819	707,044	1,181,828	583,189	(1,640,290)	6,282,166

Operating expenses	3,113,624	1,883,190	686,897	1,090,364	549,549	(1,633,550)	5,690,074

Operating income	373,952	79,629	20,147	91,464	33,640	(6,740)	592,092

FY2015 second quarter (Three months ended September 30, 2014)
	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,061,111	2,180,798	678,830	1,071,480	562,690	—	6,554,909
Inter-segment sales and transfers	1,493,171	59,830	36,386	113,709	51,382	(1,754,478)	—

Total	3,554,282	2,240,628	715,216	1,185,189	614,072	(1,754,478)	6,554,909

Operating expenses	3,201,478	2,093,497	692,880	1,082,655	570,167	(1,744,986)	5,895,691

Operating income	352,804	147,131	22,336	102,534	43,905	(9,492)	659,218

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2015 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

          None